

GROWTH.VALUE.

OUR EMPLOYEES ACROSS THE COUNTRY THRIVE IN THE DYNAMIC, FAST-PACED BUSINESS OF MAKING WIRELESS SERVICE SIMPLE, PREDICTABLE AND ABOVE ALL, AFFORDABLE.

"From the beginning, we engineered our networks for unlimited usage."

[illegible]

At Leap, the fundamental strength underlying our business is our culture. Our employees are passionate about adding value to our products while keeping our cost structure low. They have built the Cricket brand into what it is today – the best value in unlimited wireless service for voice, data and mobile Web. Cricket customers can talk, text and surf all they want for the same low rate every month, with no long-term commitments or credit checks. We are continuing to draw customers from post-paid and pre-paid carriers alike, positioning us for continued growth. We believe that our team's expertise gives us the resources to deliver excellent results and build stockholder value in the years to come.

"Cricket has the right people, processes and business model at the right time to improve the lives of our target customer"

"Our commitment to use our creativity and talent to do more with less enables us to provide the best value in wireless."

Sergio Garcia, Senior Director Device Strategy, Cricket Employee: 7 Years


cricket

FOR LEAP,

2007 WAS A YEAR

OF SOLID GROWTH

THAT WE BELIEVE

POSITIONS US TO

CONTINUE LEADING THE

UNLIMITED WIRELESS

MARKETPLACE IN

THE YEARS

AHEAD.

A LETTER FROM THE CEO

Dear fellow stockholders,

When I took on the role of CEO in early 2005, we laid out a plan to double the size of our business over three years – and we succeeded. Over these past three years we have achieved tremendous customer and revenue growth in a competitive and maturing wireless industry. From the beginning, the performance of our business has been driven by embracing lower-income customers who look for the best value – a segment that traditional wireless carriers have struggled to serve profitably.

I am proud of our dedicated employees and management team for delivering on our commitment. Our growth trajectory over the past three years has been significant. We nearly doubled the size of our footprint between 2005 and 2007 and increased our Cricket customer base by 82 percent, from approximately 1.57 million customers at the beginning of 2005 to approximately 2.86 million at the end of 2007. In 2007, we added approximately 634,000 net customers, reflecting growth in our core markets, the expansion markets we launched in 2006, and the markets we added in 2007 in upstate New York and the Carolinas.

Our industry-leading cost structure allows us to give our customers more for less, and we continually drive more value into our unlimited Cricket service plans while at the same time maintaining attractive customer economics. Thanks to our constant service plan innovations, we increased average revenue per user per month (ARPU) by $5.13 from $39.79 in 2005 to $44.92 in 2007. Our strong revenue generation spans from our highest-value products to our entry-level price points, and we see additional room for profitable growth at the lower end of the range. Furthermore, our strong improvements in ARPU allow us to address the needs of both value-focused customers and customers with limited resources by offering an attractive variety of service plans.

Our greater penetration and reach allowed us to achieve our highest levels of adjusted operating income before depreciation and amortization (OIBDA) to date. We grew adjusted OIBDA to more than $392 million in 2007, up 53 percent from $256 million in 2006, and up 42 percent from $276 million in 2005. We believe that our ability to improve adjusted OIBDA demonstrates the underlying strength of our business as we look forward to opportunities to further improve our financial performance in 2008 and beyond.

FOCUS ON VALUE. The wireless industry is highly competitive, with many parallels to the retail sector. High-end department stores, like traditional post-paid wireless carriers, serve a clientele that generally has been less sensitive to price, while convenience stores, like most pre-paid wireless services, provide a quick-fix solution but often at a high price per unit. Value-driven discount retailers, like pay-in-advance wireless carriers such as Leap, are well-positioned in between the high-end and convenience store models. We believe our focus on value at an affordable price will enable us to continue to build on our growth and performance.

At Leap, we have made our name in the wireless business by keeping costs low and quality high. As a result, we believe we are prepared to weather an economic downturn as wireless customers look for increased value at costs that fit within their budget. Last year we introduced Cricket by Week and BridgePay; both are flexible payment options that we believe will help us to maintain or improve customer retention by allowing customers to keep their Cricket service even during periods when they are low on cash. We believe our unlimited value proposition may become even more compelling in a shifting economy, providing us the opportunity to capture an increasing number of customers and further increase our share of the wireless market.

In 2007, we focused on further broadening our capabilities to capture new opportunities and revenue streams for the business. We completed our data network upgrade to CDMA 1xEV-DO technology across all of our Cricket markets. We also enhanced the quality of our footprint in existing markets, offering customers a larger calling area for the same price. For example, in Colorado we are extending our coverage to the mountains and additional suburbs and now serve approximately 90 percent of the state's population with a contiguous footprint. In Arizona, we covered even more of greater Phoenix and Tucson and are connecting the two markets together, further improving the value we bring to our customers in Arizona.

By making our service more appealing and expanding our network footprint, we expect to attract more customers, improve customer retention and lower off-network calling costs. By the end of 2007, we added over half of the nearly 600 cell sites that we plan to add as part of this footprint expansion within our existing markets and we expect to be complete by the end of 2008. This significant investment added approximately 2 million new covered potential customers (POPs) to these markets, while upholding our industry-leading network performance in terms of dropped calls and overall service quality.

We also continued to drive greater value into our product portfolio. Simply put, we gave customers more for their money. Since the second quarter, we have included free unlimited text, picture and instant messaging in most new customer service plans. At the same time, we introduced new higher-value plans complete with buckets of nationwide roaming minutes – a first for Cricket. These new, higher-value service plans further emphasize the value proposition we offer our customers and we have seen attractive flight-to-value from customers migrating to Cricket from traditional post-paid wireless carriers.

At year-end, we began targeting opportunities at the lower end of the price range, further improving our competitive position by attracting a different market segment – customers with a limited amount of cash to spend each month and who often consider the prepaid wireless market. With the strong foundation we have established, we intend to leverage our cost structure to achieve growth at even more affordable price points. In 2008, we expect to continue adapting our service plans in support of our strategy to grow both customers and OIBDA by optimizing the relationship between ARPU, customer growth and cost.

In the second half of 2007, Leap actively managed several challenging developments in our business. We experienced some changes in buying patterns in our more price-sensitive customer segments in the third quarter, which we addressed by expanding our range of service offerings. We also initiated a search for new financial leadership after the departure of our chief financial officer in September.

Also in September, Leap received and rejected an unsolicited stock-for-stock merger offer, which our board of directors determined was not in the best interests of Leap and its stockholders. In December, we restated our financial statements for fiscal years 2004 – 2006 and the first and second quarters of

WITH A SOUND FINANCIAL POSITION, WE CONTINUE TO EXPAND OUR BUSINESS WHILE CAREFULLY MANAGING OUR RESOURCES AND WORKING TO KEEP CAPITAL EXPENDITURES, MARGINS AND CUSTOMER GROWTH IN BALANCE. USING A DISCIPLINED APPROACH, WE INTEND TO STRATEGICALLY EVALUATE OUR GROWTH OPPORTUNITIES AND WILL MANAGE LIQUIDITY TO SUPPORT GROWTH AS WE MOVE FORWARD.

2007 following the completion of an internal review of our service revenue activity and forecasting process. By overcoming and learning from these challenges, we believe the business is well-positioned to succeed in 2008 and beyond.

GROWTH OPPORTUNITIES. Today, the stage is set for Leap's next major round of expansion. With a relentless focus on our mobile product portfolio, we plan to deliver even greater value to customers through a wider range of service plans, which we believe will further improve our competitive position alongside traditional post-paid and pre-paid services alike.

In many ways, we believe that we are at the strongest point in our history. We have strengthened our distribution with approximately 150 Cricket-owned locations and approximately 800 premier dealers, which offer the look and feel of Cricket stores without adding substantially to our fixed costs. We also are enhancing our customer loyalty program and improving the mix of new handsets, ranging from high-end devices to the most affordable.

In the coming year, we plan to continue strengthening our footprint in existing markets by improving coverage and network quality to broaden our appeal. Our networks are the most advanced of our low-cost provider peers, giving us greater technical capabilities and revenue opportunities. Building on that strength, last year we began commercial wireless broadband trials in five market clusters. In 2008, we plan to expand the scope of this deployment across additional markets. Our goal is to offer unlimited mobile broadband access that fits the budget of everyday consumers.

Going forward, we intend to continue improving market quality by building out larger, high-potential market clusters. We are targeting clusters with self-contained geographic footprints, ethnic diversity and steady employment – characteristics that mirror our best-performing markets. In the coming years, we plan to add market clusters in greater Chicago, the Mid-Atlantic region and along the Gulf Coast, to name a few.

We are a company with strong fundamentals and a well-articulated strategy for growth. We plan to continue to grow the size of our business by adding 28 to 50 million covered POPs by the end of 2010. We also are considering partnering with others to bring Cricket service to areas surrounding our target markets.

Leap remains well-prepared to seek greater market share even in the face of head-to-head competition with other unlimited providers, which historically has accelerated overall unlimited wireless penetration by rapidly increasing awareness of the unlimited wireless product. While there may be times of volatility, we remain confident in our ability to continue leading the unlimited wireless marketplace. I would like to thank our employees for delivering another year of outstanding results. I also would like to thank you, our stockholders, for your continued support. We remain optimistic about the opportunity we have to execute on our growth strategy as we move forward to build value for all of our investors in the years ahead.

Sincerely,

S. Douglas Hutcheson
President, Chief Executive Officer and Director
Leap Wireless International, Inc.

VE CONTINUE TO GENERATE SOLID OPERATING CASH FLOWS, WHICH IELPED DECREASE OUR DEBT-TO-ADJUSTED OIBDA LEVERAGE RATIO IY MORE THAN 25 PERCENT SINCE ITS PEAK IN THE SECOND QUARTER IF 2007. OUR CAPITAL STRUCTURE PROVIDES US THE FLEXIBILITY TO :VALUATE A WIDE VARIETY OF POTENTIAL GROWTH OPPORTUNITIES TO URTHER ENHANCE STOCKHOLDER VALUE.

Last year our product innovation, combined with our proven business model and industry-leading cost structure, allowed us to again achieve strong operational and financial performance. Our new market launches, existing market customer growth and the popularity of our higher-value service plans delivered growing results. At the same time, we continued to expand our network, further enhancing the quality of our footprint.

Our bigger and better footprints translated into solid growth. We grew service revenues by 46 percent, from $956.4 million in 2006 to $1.4 billion in 2007, and increased total revenues by 40 percent, from $1.2 billion in 2006 to $1.6 billion in 2007. Our growing revenues were driven by continuing customer growth and rising ARPU. We expect to maintain ARPU in the mid-$40 range in 2008, as we put even more value into our service plans to capture greater market share.

We increased operating income by 154 percent, from $23.7 million in 2006 to $60.3 million in 2007, demonstrating our strong financial progress as we expanded the business. We achieved adjusted OIBDA of $392.3 million in 2007, up 53 percent year-over-year, even as we invested $28.7 million in new initiatives including coverage expansion in existing markets, market trials of unlimited wireless broadband services, the build-out of Auction #66 markets and other strategic merger and acquisition activities.

We continued leveraging our cost structure to realize increasing benefits of scale. Adjusted OIBDA as a percentage of service revenues was 28 percent in 2007, compared to 27 percent in 2006. Our cost per gross addition (CPGA) was $180 in 2007, up 5 percent from $171 in 2006, and our cash costs per user per month (CCU) were $20.84 in 2007, up 3 percent from $20.20 in 2006 – both modest increases given our investment in new initiatives. We succeeded in generating calculated contribution per user per month (CCPU) of $16.34, up 3 percent from $15.94 in 2006 even while absorbing $1.70 of new initiative costs for the year. By driving customer profitability, we were able to get the most out of each dollar of service revenue.

GROWING RESULTS

Total Customers


1,668,293
2,229,826
2,863,519
FYE2005
FYE2006
FYE2007

ARPU


$39.79
$42.81
$44.92
FY2005
FY2006
FY2007

Total Revenues
(In thousands)


$957,771
$1,167,187
$1,630,803
FY2005
FY2006
FY2007

Operating Income
(In thousands)


$71,002
$23,725
$60,262
FY2005
FY2006
FY2007

Adjusted OIBDA
(In thousands)


$276,399
$256,055
$392,268
FY2005
FY2006
FY2007

CCPU


$15.16
$15.94
$16.34
FY2005
FY2006
FY2007


MARKETS IN OPERATION
SELECTED LICENSES WON IN AUCTION #66

CRICKET ENHANCES WWW.MYCRICKET.COM WITH A NEW SHOPPING CART, EXCLUSIVE WEB-BASED OFFERS AND FREE SHIPPING. THE CUSTOMER-FRIENDLY ONLINE EXPERIENCE IMPROVES CROSS-CHANNEL SYNERGIES BETWEEN THE WEB, TELESALES AND CRICKET STORES.

THANKS TO ITS EXPANDING SCALE AND UNLIMITED VALUE PROPOSITION, CRICKET ADDS THE HIGHEST NUMBER OF NEW CUSTOMERS IN A SINGLE MONTH SINCE IT FIRST LAUNCHED UNLIMITED WIRELESS SERVICE IN 1999.

CRICKET BEGINS INCLUDING FREE UNLIMITED TEXT, PICTURE AND INSTANT MESSAGING IN MOST NEW CUSTOMER SERVICE PLANS, ALLOWING CRICKET CUSTOMERS MORE FREEDOM WHILE TAKING ADVANTAGE OF THE INDUSTRY'S MOST COMPETITIVE RATES. ROAMING MINUTES ARE NOW BUNDLED INTO TWO NEW HIGHER-VALUE RATE PLANS. CRICKET BY WEEK, A NEW PAYMENT OPTION FOR THOSE CUSTOMERS LOW ON CASH, LETS THEM MIGRATE EASILY BETWEEN WEEKLY AND MONTHLY PLANS.

CRICKET BEGINS COMMERCIAL TRIALS OF CRICKET WIRELESS INTERNET SERVICE IN SELECT MARKETS, GIVING CUSTOMERS UNLIMITED WIRELESS BROADBAND ACCESS FOR A LOW, FLAT RATE.

CRICKET SIGNS ON AS THE PRESENTING SPONSOR OF THE DECLARE YOURSELF NATIONAL CAMPAIGN, WHICH IS DESIGNED TO ENERGIZE YOUNG ADULTS TO REGISTER AND VOTE IN THE 2008 U.S. PRESIDENTIAL ELECTION. CRICKET IS CREATING UNIQUE MOBILE MESSAGING CAMPAIGNS TO ENGAGE FIRST-TIME VOTERS.







CRICKET IMPROVES ITS FINANCIAL POSITION, RAISING $371 MILLION THROUGH THE ISSUANCE OF SENIOR NOTES.

CRICKET SERVICE LAUNCHES IN ROCHESTER, NY, EXPANDING THE UPSTATE NEW YORK MARKET CLUSTER BY CONNECTING EXISTING MARKET AREAS IN BUFFALO AND SYRACUSE.

CRICKET SERVICE LAUNCHES IN THE RESEARCH TRIANGLE REGION OF NORTH CAROLINA, COVERING THE CITIES OF RALEIGH, DURHAM, CHAPEL HILL, CARY, AND BURLINGTON.

CRICKET SERVICE LAUNCHES IN CHARLESTON, SC.

ON DECEMBER 21ST, CRICKET EXPERIENCES ITS BUSIEST DAY AND HOUR OF NEW CUSTOMER GROWTH IN THE COMPANY'S HISTORY.

CRICKET DEPLOYS MORE THAN 800 NEW CELL SITES IN 2007 AS PART OF ITS MARKET LAUNCHES AND COVERAGE EXPANSION ACTIVITIES, ADDING ADDITIONAL COVERED POPS AND FURTHER ENHANCING ITS FOOTPRINT TO BETTER SERVE CUSTOMERS.

LEAP'S STOCK JOINS THE RANKS OF THE NASDAQ-100 INDEX®, ONE OF THE MOST WIDELY FOLLOWED BENCHMARKS IN THE WORLD.

CRICKET LAUNCHES THE KYOCERA LINGO, A CLAMSHELL HANDSET WITH A FULL QWERTY KEYPAD FOR DATA APPLICATIONS. THE LINGO IS ONE OF 18 NEW HANDSETS FROM FIVE VENDORS THAT CRICKET INTRODUCES IN 2007.



NEW MARKETS

WE ARE REALIZING THE BENEFITS OF SCALE. IN 2007, WE ADDED APPROXIMATELY 634,000 NET CUSTOMERS AND GENERATED OUR HIGHEST LEVELS OF CASH FLOW TO DATE.

Over the years, we have earned a reputation for launching markets on time and within budget. We continued that tradition with three Cricket launches in the second quarter of 2007, all of which build on our proven market cluster strategy. The launch in Rochester connected existing market areas in Buffalo and Syracuse, creating a large upstate New York calling area. In North Carolina, we added the Raleigh-Durham Research Triangle region to our established footprints in Charlotte and Greensboro. In South Carolina, we launched Cricket service in Charleston and in the fourth quarter agreed to acquire the wireless telecommunications business of Hargray Communications Group, Inc. – a deal that will enable us to extend Cricket service to Savannah, GA, and Hilton Head, SC, to create a new market cluster.

Leveraging our scalable model, we plan to again double the size of our business in the coming years and generate even greater cash flows. In June 2007, we purchased a 20 percent interest in PR Wireless, a wireless carrier operating in Puerto Rico. Like Cricket, PR Wireless is focused on providing unlimited wireless service to its customers without requiring them to enter into long-term contracts or undergoing credit checks. In addition, the development of the new markets we won in Auction #66 is well underway. Metropolitan areas planned for launch include Baltimore, Chicago, Philadelphia and Washington, D.C. – all high-potential clusters that share the characteristics of our best-performing markets.


SPECTRUM STRENGTH
ACCESS TO 35 OF THE TOP 50 U.S. MARKETS
BALTIMORE
CHICAGO
WASHINGTON, DC
PHILADELPHIA



GROWING SCALE


PARTNERSHIP POTENTIAL
EVALUATING COLLABORATIONS TO INCREASE FOOTPRINT
EXPANSION OPPORTUNITIES
DEVELOPING PLANS TO BUILD OUT AN ADDITIONAL 28-50 MILLION COVERED POPS BY 2010


BETTER COVERAGE
WE EXPANDED COVERAGE IN EXISTING MARKETS AND LAUNCHED SERVICE IN THREE NEW MARKET CLUSTERS
FASTER SPEEDS
ALL NETWORKS ARE NOW CDMA2000 1XEV-DO CAPABLE



ENHANCING OUR NETWORKS

THE QUALITY OF OUR NETWORKS SETS US APART. IN 2007, WE COMPLETED THE UPGRADE OF OUR NETWORK TO ALL-DIGITAL CDMA2000 1XEV-DO HARDWARE AND EXPANDED OUR FOOTPRINT IN EXISTING MARKETS.

We are expanding our network coverage and capacity in existing markets to better serve our customers. Our strategy is designed to increase penetration, reduce churn and lower the cost of off-network calling. At year-end, we had deployed more than half of the nearly 600 new cell sites planned for established markets by the end of 2008.

Our networks are at the heart of our cost leadership strategy, enabling us to deliver high-quality unlimited services at a compelling price. With our new, faster EV-DO networks and our growing technical capabilities, we are matching the competitive strength of our value differentiated offerings.

Our network efficiency and existing spectrum holdings enable us to support an array of higher-speed data offerings. Following encouraging early results from trials we launched in 2007, we are expanding commercial trials of our unlimited wireless broadband service to additional markets. We also plan to introduce higher-speed data services, including mobile music, video and social-networking applications, to further enhance the appeal of Cricket in an increasingly data-centric wireless marketplace.



UNLIMITED PERFORMANCE

DURING 2007, OUR CUSTOMERS EXPERIENCED FEWER THAN 1 PERCENT DROPPED CALLS ACROSS OUR NETWORKS

GROWING CAPABILITIES

NEW PRODUCTS

WE ARE A COST AND CUSTOMER-FOCUSED COMPANY DRIVEN BY PRODUCT INNOVATION. LAST YEAR'S GROWTH DEMONSTRATES OUR ABILITY TO OFFER THE BEST UNLIMITED WIRELESS EXPERIENCE AT AN ATTRACTIVE PRICE.

Our industry-leading cost structure means we can deliver more for less, reinforcing our competitive position in a shifting economy. In 2007, we added even greater value to our service plans, broadening Cricket's appeal with our young, ethnically diverse and value-focused customer base. Our continuing service plan innovations enabled us to attract new customers at a wide range of price points.

In the second quarter, we again led the industry by adding free unlimited text, picture and instant messaging to all of our new customer service plans. At the upper range, we bundled nationwide roaming minutes – previously offered a la carte – together with our most popular features into new, higher-value unlimited plans.

In 2007, we also improved the customer experience with an upgraded handset portfolio. On the data front, we successfully launched unlimited international text messaging to Mexico as well as ringback tones, which let customers choose songs that callers hear before the phone is answered. For Cricket customers, these product innovations all added up to growing value.



~90%
OF CUSTOMERS USE CRICKET AS THEIR PRIMARY PHONE



call me



GROWING VALUE



>65%
OF CUSTOMERS USE CRICKET AS THEIR ONLY PHONE VS. THE INDUSTRY AVERAGE OF 11%
~90%
OF CUSTOMERS USE TEXT MESSAGING EACH MONTH VS. THE INDUSTRY AVERAGE OF 40%

(In thousands, except share data)	December 31, 2007	2006
Assets		
Cash and cash equivalents	$ 433,337	$ 372,812
Short-term investments	179,233	66,400
Restricted cash, cash equivalents and short-term investments	15,550	13,581
Inventories	65,208	90,185
Other current assets	38,099	52,981
Total current assets	731,427	595,959
Property and equipment, net	1,316,657	1,078,521
Wireless licenses	1,866,353	1,563,958
Assets held for sale	—	8,070
Goodwill	425,782	425,782
Other intangible assets, net	46,102	79,828
Deposits for wireless licenses	—	274,084
Other assets	46,677	58,745
Total assets	$4,432,998	$4,084,947
Liabilities and Stockholders' Equity		
Accounts payable and accrued liabilities	$ 225,735	$ 317,093
Current maturities of long-term debt	10,500	9,000
Other current liabilities	114,808	84,675
Total current liabilities	351,043	410,768
Long-term debt	2,033,902	1,676,500
Deferred tax liabilities	182,835	148,335
Other long-term liabilities	90,172	47,608
Total liabilities	2,657,952	2,283,211
Minority interests	50,724	29,943
Commitments and contingencies		
Stockholders' equity:		
Preferred stock — authorized 10,000,000 shares, $.0001 par value; no shares issued and outstanding	—	—
Common stock — authorized 160,000,000 shares, $.0001 par value; 68,674,435 and 67,892,512 shares issued and outstanding at December 31, 2007 and 2006, respectively	7	7
Additional paid-in capital	1,808,689	1,769,772
Retained earnings (accumulated deficit)	(75,699)	228
Accumulated other comprehensive income (loss)	(8,675)	1,786
Total stockholders' equity	1,724,322	1,771,793
Total liabilities and stockholders' equity	$4,432,998	$4,084,947

These condensed consolidated financial statements should be read in conjunction with the full financial statements and accompanying notes presented in Leap's Annual Report on Form 10-K for the year ended December 31, 2007 or appended to its Proxy Statement for the 2008 Annual Meeting of Stockholders.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	Year Ended December 31, 2007	2006	2005
Revenues:			
Service revenues	$ 1,395,667	$ 956,365	$ 768,916
Equipment revenues	235,136	210,822	188,855
Total revenues	1,630,803	1,167,187	957,771
Operating expenses:			
Cost of service (exclusive of items shown separately below)	(384,128)	(264,162)	(203,548)
Cost of equipment	(405,997)	(310,834)	(230,520)
Selling and marketing	(206,213)	(159,257)	(100,042)
General and administrative	(271,536)	(196,604)	(159,741)
Depreciation and amortization	(302,201)	(226,747)	(195,462)
Impairment of assets	(1,368)	(7,912)	(12,043)
Total operating expenses	(1,571,443)	(1,165,516)	(901,356)
Gain on sale or disposal of assets	902	22,054	14,587
Operating income	60,262	23,725	71,002
Minority interests in consolidated subsidiaries	1,817	1,493	(31)
Equity in net loss of investee	(2,309)	—	—
Interest income	28,939	23,063	9,957
Interest expense	(121,231)	(61,334)	(30,051)
Other income (expense), net	(6,039)	(2,650)	1,423
Income (loss) before income taxes and cumulative effect of change in accounting principle	(38,561)	(15,703)	52,300
Income tax expense	(37,366)	(9,277)	(21,615)
Income (loss) before cumulative effect of change in accounting principle	(75,927)	(24,980)	30,685
Cumulative effect of change in accounting principle	—	623	—
Net income (loss)	$ (75,927)	$ (24,357)	$ 30,685
Basic earnings (loss) per share:			
Income (loss) before cumulative effect of change in accounting principle	$ (1.13)	$ (0.41)	$ 0.51
Cumulative effect of change in accounting principle	—	0.01	—
Basic earnings (loss) per share	$ (1.13)	$ (0.40)	$ 0.51
Diluted earnings (loss) per share:			
Income (loss) before cumulative effect of change in accounting principle	$ (1.13)	$ (0.41)	$ 0.50
Cumulative effect of change in accounting principle	—	0.01	—
Diluted earnings (loss) per share	$ (1.13)	$ (0.40)	$ 0.50
Shares used in per share calculations:			
Basic	67,100	61,645	60,135
Diluted	67,100	61,645	61,003

These condensed consolidated financial statements should be read in conjunction with the full financial statements and accompanying notes presented in Leap's Annual Report on Form 10-K for the year ended December 31, 2007 or appended to its Proxy Statement for the 2008 Annual Meeting of Stockholders.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)	2007	2006	2005
	Year Ended December 31,		
Operating activities:			
Net income (loss)	$ (75,927)	$ (24,357)	$ 30,685
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Share-based compensation expense	29,339	19,725	12,479
Depreciation and amortization	302,201	226,747	195,462
Accretion of asset retirement obligations	1,666	1,617	1,323
Non-cash interest items, net	(4,425)	(266)	(620)
Loss on extinguishment of debt	669	6,897	1,219
Deferred income tax expense	36,084	8,831	21,552
Impairment of assets	1,368	7,912	12,043
Impairment of short-term investments	5,440	—	—
Gain on sale or disposal of assets	(902)	(22,054)	(14,587)
Gain on extinguishment of asset retirement obligations	(6,089)	—	—
Minority interest activity	(1,817)	(1,493)	31
Equity in net loss of investee	2,309	—	—
Cumulative effect of change in accounting principle	—	(623)	—
Changes in assets and liabilities:			
Inventories	24,977	(52,898)	(11,504)
Other assets	31,164	(26,912)	5,408
Accounts payable and accrued liabilities	(53,310)	95,502	57,514
Other liabilities	23,434	51,243	(2,725)
Net cash provided by operating activities	316,181	289,871	308,280
Investing activities:			
Purchases of property and equipment	(504,770)	(591,295)	(208,808)
Change in prepayments for purchases of property and equipment	12,831	(3,846)	(9,828)
Purchases of and deposits for wireless licenses and spectrum clearing costs	(5,292)	(1,018,832)	(243,960)
Proceeds from sale of wireless licenses and operating assets	9,500	40,372	108,800
Purchases of investments	(642,513)	(150,488)	(307,021)
Sales and maturities of investments	530,956	177,932	329,043
Purchase of minority interest	(4,706)	—	—
Purchase of membership units	(18,955)	—	—
Changes in restricted cash, cash equivalents and short-term investments, net	221	(4,467)	(338)
Net cash used in investing activities	(622,728)	(1,550,624)	(332,112)
Financing activities:			
Principal payments on capital lease obligation	(5,213)	—	—
Proceeds from long-term debt	370,480	2,260,000	600,000
Repayment of long-term debt	(9,000)	(1,168,944)	(418,285)
Payment of debt issuance costs	(7,765)	(22,864)	(6,951)
Minority interest contributions	8,880	12,402	1,000
Proceeds from issuance of common stock, net	9,690	1,119	—
Proceeds from physical settlement of forward equity sale	—	260,036	—
Payment of fees related to forward equity sale	—	(1,257)	—
Net cash provided by financing activities	367,072	1,340,492	175,764
Net increase in cash and cash equivalents	60,525	79,739	151,932
Cash and cash equivalents at beginning of period	372,812	293,073	141,141
Cash and cash equivalents at end of period	$ 433,337	$ 372,812	$ 293,073

These condensed consolidated financial statements should be read in conjunction with the full financial statements and accompanying notes presented in Leap's Annual Report on Form 10-K for the year ended December 31, 2007 or appended to its Proxy Statement for the 2008 Annual Meeting of Stockholders.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions, except percentages, customer data and operating metrics)	Year Ended December 31, 2007	2006	2005
Adjusted OIBDA	$ 392.3	$ 256.1	$ 276.4
Adjusted OIBDA as a percentage of service revenue	28%	27%	36%
Gross customer additions	1,974,504	1,455,810	872,271
Net customer additions	633,693	592,237	117,376
End of period customers	2,863,519	2,229,826	1,668,293
Weighted-average customers	2,589,312	1,861,477	1,610,170
Churn	4.3%	3.9%	3.9%
ARPU	$ 44.92	$ 42.81	$ 39.79
CCU	$ 20.84	$ 20.20	$ 19.17
CPGA	$ 180	$ 171	$ 140
Cash purchases of property and equipment	$ 504.8	$ 591.3	$ 208.8

	Year Ended December 31,					
(In thousands, except percentages)	2007	% of 2007 Service Revenues	2006	% of 2006 Service Revenues	2005	% of 2005 Service Revenues
Revenues:						
Service revenues	$ 1,395,667		$ 956,365		$ 768,916	
Equipment revenues	235,136		210,822		188,855	
Total revenues	1,630,803		1,167,187		957,771	
Operating expenses:						
Cost of service	384,128	27.5%	264,162	27.6%	203,548	26.5%
Cost of equipment	405,997	29.1%	310,834	32.5%	230,520	30.0%
Selling and marketing	206,213	14.8%	159,257	16.7%	100,042	13.0%
General and administrative	271,536	19.5%	196,604	20.6%	159,741	20.8%
Depreciation and amortization	302,201	21.7%	226,747	23.7%	195,462	25.4%
Impairment of assets	1,368	0.1%	7,912	0.8%	12,043	1.6%
Total operating expenses	1,571,443	112.6%	1,165,516	121.9%	901,356	117.2%
Gain on sale or disposal of assets	902	0.1%	22,054	2.3%	14,587	1.9%
Operating income	$ 60,262	4.3%	$ 23,725	2.5%	$ 71,002	9.2%

PERFORMANCE MEASURES: In managing our business and assessing our financial performance, management supplements the information provided by financial statement measures with several customer-focused performance measures that are widely used in the telecommunications industry.

ARPU, or average revenue per user per month, measures service revenue per customer. ARPU is service revenue divided by the weighted-average number of customers, divided by the number of months during the period being measured.

CPGA, or cost per gross addition, measures the average cost of acquiring a new customer. CPGA is selling and marketing costs (excluding applicable share-based compensation expense included in selling and marketing expense), and equipment subsidy (generally defined as cost of equipment less equipment revenue), less the net loss on equipment transactions unrelated to initial customer acquisition, divided by the total number of gross new customer additions during the period being measured. The net loss on equipment transactions unrelated to initial customer acquisition includes the revenues and costs associated with the sale of handsets to existing customers as well as costs associated with handset replacements and repairs (other than warranty costs which are the responsibility of the handset manufacturers). We deduct customers who do not pay their first monthly bill from our gross customer additions, which tends to increase CPGA because we incur the costs associated with this customer without receiving the benefit of a gross customer addition.

CCU, or cash costs per user per month, measures the non-selling cash cost of operating our business on a per customer basis. CCU is cost of service and general and administrative costs (excluding applicable share-based compensation expense included in cost of service and general and administrative expense) plus net loss on equipment transactions unrelated to initial customer acquisition (which includes the gain or loss on the sale of handsets to existing customers and costs associated with handset replacements and repairs (other than warranty costs which are the responsibility of the handset manufacturers)), divided by the weighted-average number of customers, divided by the number of months during the period being measured. CCU does not include any depreciation and amortization expense.

CCPU, or calculated contribution per user per month, measures the approximate ongoing operating contribution per user per month assuming that ARPU, CCU, CPGA and churn remain constant over the customer's lifetime. CCPU is defined as ARPU, less CCU, less churn-adjusted CPGA.

CHURN, which measures customer turnover, is calculated as the net number of customers that disconnect from our service divided by the weighted-average number of customers divided by the number of months during the period being measured. Customers who do not pay their first monthly bill are deducted from our gross customer additions in the month that they are disconnected; as a result, these customers are not included in churn. In addition, customers are generally disconnected from service approximately 30 days after failing to pay a monthly bill. Beginning during the quarter ended June 30, 2007, pay-in-advance customers who ask to terminate their service are disconnected when their paid service period ends, whereas previously these customers were generally disconnected on the date of their request to terminate service.

ADJUSTED OIBDA is defined as operating income less depreciation and amortization, adjusted to exclude the effects of: gain/loss on sale/disposal of wireless licenses and operating assets; impairment of indefinite-lived intangible assets; impairment of long-lived assets and related charges; and share-based compensation expense. In a capital-intensive industry such as wireless telecommunications, management believes that adjusted OIBDA, as well as the associated percentage margin calculation, is a meaningful measure of our operating performance. We use adjusted OIBDA as a supplemental performance measure because management believes it facilitates comparisons of our operating performance from period to period and comparisons of our operating performance to that of other companies by backing out potential differences caused by the age and book depreciation of fixed assets (affecting relative depreciation expenses) as well as the items described above for which additional adjustments were made. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Adjusted OIBDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include: it does not reflect capital expenditures; although it does not include depreciation and amortization, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted OIBDA does not reflect cash requirements for such replacements; it does not reflect costs associated with share-based awards exchanged for employee services; it does not reflect the interest expense necessary to service interest or principal payments on current or future indebtedness; and it does not reflect expenses incurred for the payment of income taxes and other taxes.

Other companies may calculate these measures differently. For more information regarding our use of performance measures, please refer to our periodic reports filed with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2007.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

The following table reconciles total costs used in the calculation of CPGA to selling and marketing expense, which we consider to be the most directly comparable GAAP financial measure to CPGA:

(In thousands, except gross customer additions and CPGA)	Year Ended December 31, 2007	2006	2005
Selling and marketing expense	$ 206,213	$ 159,257	$ 100,042
Less share-based compensation expense included in selling and marketing expense	(3,330)	(1,970)	(1,021)
Plus cost of equipment	405,997	310,834	230,520
Less equipment revenue	(235,136)	(210,822)	(188,855)
Less net loss on equipment transactions unrelated to initial customer acquisition	(17,866)	(8,196)	(18,571)
Total costs used in the calculation of CPGA	$ 355,878	$ 249,103	$ 122,115
Gross customer additions	1,974,504	1,455,810	872,271
CPGA	$ 180	$ 171	$ 140

The following table reconciles total costs used in the calculation of CCU to cost of service, which we consider to be the most directly comparable GAAP financial measure to CCU:

(In thousands, except weighted-average number of customers and CCU)	Year Ended December 31, 2007	2006	2005
Cost of service	$ 384,128	$ 264,162	$ 203,548
Plus general and administrative expense	271,536	196,604	159,741
Less share-based compensation included in cost of service and general and administrative expense	(26,009)	(17,755)	(11,458)
Plus net loss on equipment transactions unrelated to initial customer acquisition	17,866	8,196	18,571
Total costs used in calculation of CCU	$ 647,521	$ 451,207	$ 370,402
Weighted-average number of customers	2,589,312	1,861,477	1,610,170
CCU	$ 20.84	$ 20.20	$ 19.17

Calculated contribution per user per month is calculated as follows:

	Year Ended December 31, 2007	2006	2005
ARPU	$ 44.92	$ 42.81	$ 39.79
Less CCU	(20.84)	(20.20)	(19.17)
Less CPGA times churn ($180 x 4.3%), ($171 x 3.9%) and ($140 x 3.9%)	(7.74)	(6.67)	(5.46)
Calculated contribution per user per month	$ 16.34	$ 15.94	$ 15.16

The following table reconciles adjusted OIBDA to operating income, which we consider to be the most directly comparable GAAP financial measure to adjusted OIBDA:

(In thousands)	Year Ended December 31, 2007	2006	2005
Operating Income	$ 60,262	$ 23,725	$ 71,002
Plus depreciation and amortization	302,201	226,747	195,462
OIBDA	$ 362,463	$ 250,472	$ 266,464
Less gain on sale or disposal of assets	(902)	(22,054)	(14,587)
Plus impairment of assets	1,368	7,912	12,043
Plus shared-based compensation expense	29,339	19,725	12,479
Adjusted OIBDA	$ 392,268	$ 256,055	$ 276,399

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Leap Wireless International, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Leap Wireless International, Inc. and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, of cash flows and of stockholders' equity (deficit) for each of the three years in the period ended December 31, 2007 (not presented herein) appearing in Item 8 of Leap Wireless International, Inc.'s annual report on Form 10-K for the year ended December 31, 2007; and in our report dated February 28, 2008, we expressed an unqualified opinion on those consolidated financial statements therein (with explanatory paragraphs relating to the change in accounting principle for share-based compensation, the change in accounting principle for site rental costs incurred during the construction period, and the change in accounting principle for uncertain tax positions).

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

San Diego, California
February 28, 2008

SENIOR MANAGEMENT TEAM


DAVE TRUZINSKI
SCOTT EDWARDS
AL MOSCHNER
COLIN HOLLAND
LINDA WOKOUN
GLENN UMETSU
BILL INGRAM
DAVID DAVIS
LEN STEPHENS
GREG POST
ROB IRVING
DOUG HUTCHESON

CORPORATE INFORMATION

BOARD OF DIRECTORS

Mark H. Rachesky, M.D.
Chairman, Co-Founder and President
MHR Fund Management LLC

John D. Harkey, Jr.
Chairman and
Chief Executive Officer
Consolidated Restaurant Companies, Inc.

S. Douglas Hutcheson
President and
Chief Executive Officer
Leap Wireless International, Inc.

Robert V. LaPenta
Chairman, President and
Chief Executive Officer
L1 Identity Solutions, Inc.

Michael B. Targoff
Chief Executive Officer
Loral Space & Communications, Inc.

SENIOR MANAGEMENT TEAM

S. Douglas Hutcheson
President and
Chief Executive Officer

Albin F. Moschner
Executive Vice President and
Chief Marketing Officer

Glenn T. Umetsu
Executive Vice President and
Chief Technical Officer

David B. Davis
Senior Vice President
Field Operations and Launch

T. Scott Edwards
Senior Vice President
Marketing

Colin E. Holland
Senior Vice President
Engineering and Technical
Operations

William D. Ingram
Senior Vice President
Financial Operations and Strategy

Robert J. Irving, Jr.
Senior Vice President and
General Counsel

Greg A. Post
Senior Vice President
Field Operations and Field Sales

Leonard C. Stephens
Senior Vice President
Human Resources

Dave P. Truzinski
Senior Vice President and
Chief Information Officer

Linda K. Wokoun
Senior Vice President
Field Operations and Customer Care

CORPORATE HEADQUARTERS

10307 Pacific Center Court
San Diego, CA 92121
T: (858) 882-6000
F: (858) 882-6010

CORPORATE COUNSEL

Latham & Watkins LLP
San Diego, CA

AUDITORS

PricewaterhouseCoopers LLP
San Diego, CA

INVESTOR RELATIONS

James Seines
Vice President, Investor and Public Relations

Amy Wakeham
Director, Investor Relations

Wendy Kelley
Manager, Investor Relations

For further information on Leap, or to receive a copy of the Leap Wireless International, Inc. Annual Report on Form 10-K for the year ended December 31, 2007 or proxy statement filed with the Securities and Exchange Commission, write to:

Leap Wireless International, Inc.
Investor Relations
10307 Pacific Center Court
San Diego, CA 92121
T: (858) 882-6084
F: (858) 882-6030

You may also contact us by sending an e-mail to IR@leapwireless.com or by visiting the Investor Relations section of the Company's website at www.leapwireless.com.

The Company's publicly filed reports, including financial statements, are available on the Securities and Exchange Commission's EDGAR system.

TRANSFER AGENT

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
(800) 263-5209
TDD for Hearing Impaired: (800) 231-5469
Foreign Shareowners: (201) 680-6578
TDD Foreign Shareowners: (201) 680-6610
www.bnymellon.com/shareowner/isd

MARKET INFORMATION AND DIVIDEND POLICY

The common stock of the Company is traded on the NASDAQ® Stock Market under the symbol "LEAP." To date t Company has not paid cash dividends and does not anticipa paying cash dividends in the foreseeable future.

Forward-Looking Statements: This annual report contains forward-looking statements based on current expectations, estimates and projections about our industry and our management's beliefs and assumptions. These forward-looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that are difficult to predict. Actual events or results can differ materially from those expressed or implied. Please refer to the information set forth under the captions "Risk Factors" and "Forward-Looking Statements" in our 2007 Annual Report on Form 10-K and other reports or documents that we file from time to time with the Securities and Exchange Commission for some of the factors that may cause actual results to differ from the forward-looking statements. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date made. Except as required by law, we undertake no obligation to update any forward-looking statement.


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